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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING
                      Commission File Number: 000-22125
                         CUSIP Number:   252762 10 9



[ ]   Form 10-K and Form 10-KSB
[ ]   Form 20-F
[X]   Form 11-K
[ ]   Form 10-Q and Form 10-QSB
[ ]   Form N-SAR

      For Period Ended:       December 31, 1997

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form  N-SAR

      For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A










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Part I    --    Registrant Information

Name of Registrant:                     Diamond Technology Partners Incorporated
Former Name if Applicable:              N/A

Address of Principal Executive Office:  875 N. Michigan Avenue, Suite 3000
                                        Chicago, Illinois 60611

Part II   --    Rules 12b-25(b) and (c)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibits required by Rule 12b-25(c) has been attached, if applicable.


Part III  --    Narrative

          The Annual Report on Form 11-K (the "11-K") relating to the Diamond Technology Partners Incorporated 401(k) Plan (the "Plan") to be filed by Diamond Technology Partners Incorporated (the "Registrant") will not be completed by June 30, 1998, the last day for a timely filing of the 11-K for the period ended December 31, 1997. Information required in the 11-K is not yet available from the Plan's trustee. Such information cannot be obtained from any other source, nor can this information be obtained from the trustee without unreasonable effort or expense. Additionally, the Registrant is awaiting finalization of certain information in order for their auditors to complete their year end audit procedures. The Registrant needs additional time to file a complete and accurate report without unreasonable effort or expense. The 11-K will be filed on or before July 15, 1998 in accordance with Rule 12b-25(b).

Part IV   --    Other Information

(1) The name and telephone number of the person to contact in regard to this notification is James Slamp at (312) 255-5060.
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                              [X]  yes   [ ]  no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  yes   [X]  no




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     Diamond Technology Partners Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     DIAMOND TECHNOLOGY PARTNERS INCORPORATED


                                     By: /s/ KARL E. BUPP
                                        --------------------------------------
                                     Name: Karl E. Bupp
                                     Title: Vice President and Chief Financial
                                            Officer

Date:  June 25, 1998